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                                                                    Exhibit 99.4

                            TAX SEPARATION AGREEMENT

                  This TAX SEPARATION AGREEMENT is dated as of __ ____, 2002, by and among H. J. Heinz ("Heinz"), a Pennsylvania corporation, SKF Foods Inc. ("Spinco"), a Delaware corporation, and Del Monte Foods Company ("Del Monte"), a Delaware corporation.

                  WHEREAS, as of the date hereof, Heinz is the common parent of an affiliated group of domestic corporations within the meaning of Section 1504(a) of the Code, and the members of the affiliated group have heretofore joined in filing consolidated federal income Tax returns (the "Affiliated Group");

                  WHEREAS, Heinz intends to distribute all of the outstanding shares of stock of Spinco pro rata to the holders of Heinz common stock in a transaction that qualifies under sections 355 and 368 of the Code;

                  WHEREAS, following the Distribution (as defined herein), Spinco intends to merge with a subsidiary of Del Monte in a transaction that qualifies under section 368 of the Code (the "Merger"); and

                  WHEREAS, as a result of the Distribution, the Parties desire to enter into this Tax Separation Agreement to provide for certain Tax matters, including the assignment of responsibility for the preparation and filing of Tax Returns, the payment of and indemnification for Taxes (including Taxes with respect to the Distribution and related transactions as contemplated in the other Transaction Agreements), entitlement to refunds of Taxes, and the prosecution and defense of any Tax controversies;

                  NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

                             ARTICLE I. DEFINITIONS

                  SECTION 1.1. General. Capitalized terms used in this Agreement and not defined herein shall have the meanings that such terms have in the Separation Agreement. As used in this Agreement, the following terms shall have the following meanings:

                  "Affiliated Group" shall have the meaning specified in the preamble hereof. "Agreement" shall mean this Tax Separation Agreement.

                  "Business Day" or "Business Days" shall mean a day which is not a Saturday, Sunday or a day on which banks in New York City are authorized or required by law to close.

                  "Closing of the Books Method" shall mean the apportionment of items between portions of a taxable period based on a closing of the books and records on the
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         Distribution Date (as if the Distribution Date was the end of the
         taxable period), provided that, any items not susceptible to such apportionment shall be apportioned on the basis of elapsed days during the relevant portion of the taxable period.

                  "Code" shall have the meaning specified in the Merger
         Agreement.

                  "Consolidated Return" shall mean any Tax Return relating to Income Taxes filed pursuant to Section 1502 of the Code, or any comparable combined, consolidated, or unitary group Tax Return relating to Income Taxes filed under state or local tax law which, in each case, includes Heinz and at least one Subsidiary.

                  "Contribution" shall have the meaning specified in the Merger Agreement.

                  "Del Monte" shall mean Del Monte Foods Company, a Delaware corporation.

                  "Distribution" shall have the meaning specified in the Merger Agreement.

                  "Distribution Date" shall mean the Business Day on which the Distribution is effected.

                  "Final Determination" shall mean the final resolution of liability for any Tax for any taxable period, including any related interest or penalties, by or as a result of: (i) a final and unappealable decision, judgment, decree or other order by any court of competent jurisdiction; (ii) a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreement under the laws of other jurisdictions which resolves the entire Tax liability for any taxable period; or (iii) any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered by the jurisdiction imposing the Tax.

                  "Heinz" shall mean H. J. Heinz Company, a Pennsylvania corporation.

                  "HMC" shall mean Heinz Management Company, a Delaware corporation.

                  "Income Tax" shall mean any income, franchise or similar Taxes imposed on (or measured by) net income or net profits and any Pennsylvania Capital Stock--Franchise Tax levied by 72 P.S. 7602, as amended, including any successor legislation.

                  "Indemnified Liability" shall mean any liability subject to indemnification pursuant to Section 4.4.

                  "IRS" shall mean the Internal Revenue Service.

                  "Merger" shall mean the merger of a subsidiary of Del Monte with and into Spinco pursuant to the Merger Agreement.

                  "Merger Agreement" shall mean the Agreement and Plan of Merger, dated as of June__, 2002, among Heinz, Spinco, Del Monte Foods Company and Del Monte
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         Corporation, a New York corporation and a wholly-owned direct subsidiary of Del Monte.

                  "Opinion" shall mean the opinion delivered by Simpson Thacher & Bartlett pursuant to section 8.2(c) of the Merger Agreement.

                  "Other Tax" shall mean any Tax other than an Income Tax.

                  "Party" shall mean any of Heinz, Spinco or Del Monte, as the case maybe.

                  "Proceeding" shall mean any audit, examination or other proceeding brought by a Taxing Authority with respect to Taxes.

                  "Prohibited Acts" shall have the meaning specified in Section 4.2.

                  "Refund" shall have the meaning specified in Section 2.2.

                  "Restricted Period" shall mean the two-year period commencing on the Distribution Date.

                  "Ruling" shall mean the private letter ruling issued by the IRS to Heinz dated _____ ___, 2002 and any supplemental rulings related thereto.

                  "Separation Agreement" shall mean the agreement entered into by Heinz and Spinco dated as of ______ ___, 2002.

                  "Spinco" shall mean SKF Foods Inc., a Delaware corporation.

                  "Spinco Business" shall have the meaning specified in the Merger Agreement.

                  "Straddle Period" shall mean any taxable period commencing prior to, and ending after, the Distribution Date.

                  "Subsidiary" shall have the meaning specified in the Merger Agreement.

                  "Tax" or "Taxes" shall have the meaning specified in the Merger Agreement.

                  "Taxing Authority" shall mean any governmental authority (whether United States or non-United States, and including, any state, municipality, political subdivision or governmental agency) responsible for the imposition of any Tax.

                  "Tax Returns" shall mean all reports or returns (including information returns and amended returns) required to be filed or that may be filed for any period with any Taxing Authority in connection with any Tax or Taxes (whether domestic or foreign).

                  SECTION 1.2. References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words "include", "includes" and "including" when used in this Agreement shall be deemed to be followed by the phrase "without limitation". Unless the
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context otherwise requires, references in this Agreement to Articles, Sections,
Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, such Agreement. Unless the context otherwise requires, the words "hereof", "hereby" and "herein" and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement.

                   ARTICLE II. ALLOCATION OF TAX LIABILITIES

         SECTION 2.1. Indemnity. (a) Subject to Article IV, Heinz shall indemnify Spinco from all liability for (i) Income Taxes of Spinco, any Spinco Subsidiary, or relating to the Spinco Business for any taxable period ending on or before the Distribution Date, (ii) Income Taxes of Spinco, any Spinco Subsidiary, or relating to the Spinco Business for any Straddle Period, but only to the extent attributable to the portion of the Straddle Period ending on or before the Distribution Date, (iii) Income Taxes of the Affiliated Group for all periods (not including Income Taxes of Spinco, any Spinco Subsidiary, or relating to the Spinco Business, which are covered by clause (i) and (ii) hereof), and (iv) Income Taxes resulting from the Contribution and Distribution (except for any such Income Tax that is an Indemnifiable Liability under Section 4.4). Whenever it is necessary to apportion Taxes for a Straddle Period, such apportionment shall be made in accordance with the Closing of the Books Method.

         (b) Spinco shall indemnify Heinz from all liability for Other Taxes (excluding any such Taxes covered by Section 4.5(g)) of Spinco, any Spinco Subsidiary, or relating to the Spinco Business for any taxable period ending on or before the Distribution Date that were not paid before the Distribution Date, and from all liability for any Taxes of Spinco, any Spinco Subsidiary, or relating to the Spinco Business for any taxable period ending after the Distribution Date (except for Income Taxes for the portion of a Straddle Period ending on or before the Distribution Date). Whenever it is necessary to apportion Taxes for a Straddle Period, such apportionment shall be made in accordance with the Closing of the Books Method.

         SECTION 2.2. Refunds. (a) Subject to Section 3.5, if a Party receives a refund, offset, credit, or other benefit (including interest received thereon) (a "Refund") of Tax which the other Party would have been obligated to indemnify had the Refund been a payment, then the Party receiving the Refund shall promptly pay the amount of the Refund to the other Party, less reasonable costs and expenses incurred in connection with such Refund, including any Taxes on such Refund or interest thereon.

                  (b) Each Party shall, if reasonably requested by the other Party, cause the relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which such requesting Party is entitled under this Section 2.2.

         SECTION 2.3. Contests.

                  (a) In the case of an audit or other administrative or judicial proceeding that relates to Taxes for which Heinz is responsible under
Section 2.1 hereof, Heinz shall have the sole right to control the conduct of such audit or proceeding.
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                  (b) In the case of an audit or other administrative or
judicial proceeding that relates to Taxes for which Spinco is responsible under
Section 2.1 hereof, Spinco shall have the sole right to control the conduct of such audit or proceeding.

                  (c) In the case of an audit or other administrative or judicial proceeding that relates to a Straddle Period of Spinco, the Spinco Subsidiaries, or the Spinco Business the parties shall use reasonable efforts to cause such proceedings to be bifurcated between the period ending on the Distribution Date and the period beginning after the Distribution Date. If the parties are able to cause the audit to be so bifurcated, then Sections 2.3(a) and (b) hereof shall govern the control of such proceedings. To the extent that the parties are unable to cause such bifurcation, Heinz and Spinco shall jointly control such proceedings.

                  (d) After the Distribution Date, each Party shall promptly notify the other Party in writing upon receipt of written notice of the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim upon it, which, if determined adversely, would be grounds for indemnification from such other Party pursuant to Section 2.1 or could reasonably be expected to have an adverse tax effect on the other Party. Each Party shall, on a timely basis, keep the other Party informed of all developments in the audit and provide such other Party with copies of all pleadings, briefs, orders, and other correspondence pertaining thereto.

                  SECTION 2.4.      Treatment of Payments; After Tax Basis

                  (a) Heinz and Spinco agree to treat any indemnification payments (other than payments of interest pursuant to Section 2.4(c)) pursuant to this Agreement as either a capital contribution or a distribution, as the case may be, between Heinz and Spinco occurring immediately prior to the Distribution. If the receipt or accrual of any such payment (other than payments of interest pursuant to Section 2.4(c)) results in taxable income to the indemnified Party, such payment shall be increased so that, after the payment of any Taxes with respect to the payment, the indemnified Party shall have realized the same net amount it would have realized had the payment not resulted in taxable income.

                  (b) To the extent that any liability for Taxes, that is subject to indemnification under Section 2.1, gives rise to a deduction, credit or other Tax benefit to the indemnified Party, the amount of any payment made under Section 2.1 shall be decreased by taking into account any resulting reduction in Taxes of the indemnified Party. If a reduction in Taxes of the indemnified Party occurs in a taxable period following the period in which the indemnification payment is made, the indemnified Party shall promptly repay the indemnifying Party the amount of such reduction when actually realized.

                  (c) Payments made pursuant to this Agreement that are not made within the period prescribed in this Agreement or, if no period is prescribed, within thirty (30) days after demand for payment is made (the "Payment Period") shall bear interest for the period from and including the date immediately following the last date of the Payment Period through and including the date of payment at a per annum rate equal to 6 percent. Such interest will be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of 365 days and the actual number of days for which due.
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                  SECTION 2.5. Agent. Subject to the other applicable provisions of this Agreement, Spinco hereby irrevocably designates, and agrees to cause each of its Subsidiaries to so designate, Heinz as its sole and exclusive agent and attorney-in-fact to take such action (including execution of documents) as Heinz, in its sole discretion, may deem appropriate in any and all matters (including audits) relating to any Tax Return relating to Income Taxes for which Heinz has an indemnification obligation under Section 2.1.

              ARTICLE III. RETURNS AND TAXES ATTRIBUTABLE TO SPINCO

                  SECTION 3.1. Heinz's Responsibility for the Preparation of Tax Returns and for the Payment of Taxes.

                  (a) Heinz shall prepare and file or cause to be prepared and filed all Income Tax Returns of Spinco and any Spinco Subsidiary for all periods ending on or before the Distribution Date. Without affecting the indemnification obligations of Heinz under this Agreement, in the event that Heinz fails to prepare and file or cause to be prepared and filed any Tax Return that it is required to file pursuant to this clause, Spinco shall have the right, but not the obligation, to prepare and file all such Tax Returns at Heinz's expense.

                  (b) With respect to Income Tax Returns that are to be prepared and filed by Heinz pursuant to the preceding paragraph (including separate returns of Spinco and any Spinco Subsidiary as included in a Consolidated Return) Heinz shall provide a copy of such Tax Returns to Spinco no later than thirty (30) days after the due date for filing of such Tax Returns.

                  (c) To the extent that Spinco, any Spinco Subsidiary or the Business is included in any Consolidated Return for a taxable period that includes the Distribution Date, Heinz shall include in such Consolidated Return the results of Spinco, the Spinco Subsidiaries, and the Spinco Business on the basis of the Closing of the Books Method. To the extent permitted by law or administrative practice with respect to other Income Tax Returns, the taxable period relating to Spinco, any Spinco Subsidiary and the Spinco Business shall be treated as ending on the Distribution Date, and if the taxable period does not, in fact, end on the Distribution Date, the Parties shall apportion all tax items between the portions of the taxable period before and after the Distribution Date on the Closing of the Books Method.

                  SECTION 3.2. Spinco's Responsibility for the Preparation of Tax Returns and for the Payment of Taxes. Spinco shall prepare and file all Tax Returns relating to Other Taxes of Spinco or any Spinco Subsidiary that have not been filed before the Distribution Date. Spinco shall prepare and file or cause to be prepared and filed all Tax Returns of Spinco or any Spinco Subsidiary for periods commencing after the Distribution Date.

                  SECTION 3.3. Responsibility for the Preparation of Straddle Period Income Tax Returns and for the Payment of Straddle Period Income Taxes.

                  (a) Spinco shall prepare and file or cause to be prepared and filed all Income Tax Returns of Spinco or any Spinco Subsidiary for any Straddle Period. All such Income Tax Returns that are to be prepared and filed by Spinco pursuant to this paragraph shall be submitted to Heinz not later than thirty
(30) days prior to the due date for filing of such Tax Returns (or if
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such due date is within 45 days following the Distribution Date, as promptly as practicable following the Distribution Date). Heinz shall have the right to review such Tax Returns and to review all work papers and procedures used to prepare any such Tax Return. If Heinz, within ten (10) business days after delivery of any such Tax Return, notifies Spinco in writing that it objects to any of the items in such Tax Return, Heinz and Spinco shall attempt in good faith to resolve the dispute and, if they are unable to do so, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by an internationally recognized independent accounting firm chosen by both Heinz and Spinco. Upon resolution of all such items, the relevant Straddle Period Tax Return shall be filed on that basis. The costs, fees and expenses of such accounting firm shall be borne equally by Heinz and Spinco.

                  (b) Heinz shall be liable for the Income Taxes shown on the Income Tax Returns filed pursuant to Section 3.3(a) with respect to the portion of the Straddle Period ending on the Distribution Date. Spinco shall be liable for the portion of such Income Taxes with respect to the portion of the Straddle Period beginning after the Distribution Date. The allocation of the Income Taxes shall be apportioned between the periods in accordance with the Closing of the Books Method. Heinz shall pay to Spinco the Income Taxes for which it is liable by the due date for the payment of such Income Taxes.

                  SECTION 3.4. Manner of Preparation. All Income Tax Returns filed on or after the Distribution Date shall be prepared in a manner that is consistent with the Ruling and the Opinion, or any other rulings obtained from other Taxing Authorities in connection with the Distribution (in the absence of a Final Determination to the contrary) and shall be filed on a timely basis (including pursuant to extensions) by the Party responsible for such filing under this Agreement. In the absence of a Final Determination to the contrary, a controlling change in law or circumstances, or accounting method changes pursuant to applications that are approved by the Internal Revenue Service, all Income Tax Returns of Spinco and its Subsidiaries for tax periods commencing prior to the Distribution Date shall be prepared on a basis consistent with the elections, accounting methods, conventions, assumptions and principles of taxation used with respect to the Spinco Business for the most recent taxable periods for which Tax Returns of the Affiliated Group have been filed.

                  SECTION 3.5. Carrybacks. To the extent permitted by law, Spinco and its Subsidiaries shall elect to forego a carry back of any net operating losses, capital losses or credits for any taxable period ending after the Distribution Date to a taxable period, or portion thereof, ending on or before the Distribution Date. If and to the extent that Spinco or any of its Subsidiaries is not permitted by applicable law to forego such carryback and requests in writing that Heinz obtain a refund with respect to such carryback, then (a) Heinz, in its sole and absolute discretion, shall take all reasonable measures to obtain a refund with respect to such carryback (including by filing an amended Tax Return) and (b) to the extent that Heinz receives a refund of Taxes (including interest received thereon) attributable to such carryback, Heinz shall pay such refund to Spinco. Heinz shall be entitled to reduce the amount of any such refund for its reasonable costs and expenses incurred in connection with such refund, including any Taxes on receipt of such refund or interest thereon.

                  SECTION 3.6.      Retention of Records; Access.
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                  (a) Heinz and Spinco shall, and shall cause each of their
Subsidiaries to, retain adequate records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns required to be filed by Heinz or Spinco and for any Proceeding relating to such Tax Returns or to any Taxes payable by Heinz or Spinco.

                  (b) Heinz and Spinco shall, and shall cause each of their Subsidiaries to, provide reasonable access to (i) all records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns required to be filed by Heinz or Spinco and for any Proceeding relating to such Tax Returns or to any Taxes payable by Heinz or Spinco and (ii) its personnel and premises, for the purpose of the preparation, review or audit of such Tax Returns, or in connection with any Proceeding, as reasonably requested by either Heinz or Spinco.

                  (c) The obligations set forth above in Sections 3.6(a) and 3.6(b) shall continue until the longer of (i) the time of a Final Determination or (ii) expiration of all applicable statutes of limitations, to which the records and information relate. For purposes of the preceding sentence, each Party shall assume that no applicable statute of limitations has expired unless such Party has received notification or otherwise has actual knowledge that such statute of limitations has expired.

                  SECTION 3.7. Confidentiality; Ownership of Information; Privileged Information. The provisions of Section 4.01 of the Separation Agreement relating to confidentiality of information, ownership of information, privileged information and related matters shall apply with equal force to any records and information prepared and/or shared by and among the Parties in carrying out the intent of this Agreement.

                  SECTION 3.8. Options. The Parties agree that with respect to any Heinz Options adjusted pursuant to Section 7.1(b)(ii) of the Employee Benefits Agreement, (i) Heinz shall be entitled to claim all deductions with respect to employees who, immediately before the Contribution, were employed by Heinz, and (ii) Spinco shall be entitled to claim deductions with respect to all other employees (including employees of HMC). The Parties shall notify each other of any withholding obligation arising as a result of the exercise of such options. Each Party shall timely withhold (on its own behalf or on behalf of the other Party, as the case maybe) any amounts required to be withheld with respect to such exercise. The Parties shall use their reasonable best efforts, including sharing information and filing powers of attorney, to effectuate the filing of any information returns and any withholding obligations pursuant to this section 3.8.

                ARTICLE IV. DISTRIBUTION AND RELATED TAX MATTERS

                  Notwithstanding anything herein to the contrary, the provisions of this Article IV shall govern all matters among the parties hereto related to an Indemnified Liability.

                  SECTION 4.1. Compliance with the Ruling. Spinco, Heinz and Del Monte hereby confirm and agree to comply with any and all covenants, agreements and representations in the Ruling applicable to Spinco and Heinz, respectively (including but not limited, in the case
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of Spinco, to agreeing that Spinco will not cease the active conduct of its trade or business within the meaning of Section 355(b) of the Code).

                  SECTION 4.2. Compliance with Representations. Spinco and Del Monte hereby confirm all representations made in certificates of officers of Spinco and Del Monte provided to Heinz's counsel pursuant to section 8.2(c) of the Merger Agreement. Heinz hereby confirms all representations made in certificates of officers of Heinz provided to Del Monte's counsel pursuant to section 8.3(c) of the Merger Agreement.

                  SECTION 4.3. Opinion Requirement for Major Transactions Undertaken by Spinco During the Restricted Period. Other than pursuant to the transactions contemplated by the Merger Agreement (including the merger of
Spinco with an Affiliate of Del Monte), Spinco and Del Monte agree that during the Restricted Period they will not (i) merge or consolidate Spinco with or into any other corporation, (ii) liquidate or partially liquidate Spinco (within the meaning of such terms as defined in Section 346 and Section 302, respectively, of the Code), (iii) sell or transfer all or substantially all of Spinco's assets (within the meaning of Rev. Proc. 77-37, 1977-2 C.B. 568) in a single transaction or series of related transactions, or sell or transfer any portion of Spinco's assets that would violate the "continuity of business enterprise" requirement of Treas. Reg. Section 1.368-1(d), (iv) redeem or otherwise repurchase any of Spinco's or Del Monte's capital stock other than pursuant to open market stock repurchase programs meeting the requirements of section 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696, or (v) enter into any negotiations, agreements or arrangements with respect to transactions or events (including any transactions described in Sections 4.3(i)-(iv) (and, for this purpose, including any redemptions made pursuant to open market stock repurchase programs), stock issuances, pursuant to the exercise of options or otherwise, option grants, capital contributions or acquisitions, entering into any partnership or joint venture arrangements, or a series of such transactions or events, but excluding the Distribution) that may cause the Distribution to be treated as part of a plan pursuant to which one or more persons acquire directly or indirectly stock of Spinco representing a "50-percent or greater interest" therein within the meaning of Section 355(d)(4) of the Code (collectively the "Prohibited Acts"). Notwithstanding the foregoing, Spinco and Del Monte may take any of the Prohibited Acts, subject to Section 4.4, if (x) Spinco and Del Monte first obtain (at their expense) an opinion in form and substance reasonably acceptable to Heinz of a nationally recognized law firm reasonably acceptable to Heinz, which opinion may be based on usual and customary factual representations or (y) at Spinco's or Del Monte's request, Heinz (at the expense of Spinco and Del Monte) obtains a supplemental ruling from the Internal Revenue Service, that such Prohibited Act or Acts, and any transaction related thereto, will not (a) affect any of the conclusions set forth in the Ruling, including (i) the qualification of the Contribution under Section 368 of the Code, (ii) the qualification of the Distribution under Section 355 of the Code, and (iii) the nonrecognition of gain to Heinz in the Contribution and the Distribution, (b) cause the stock of Spinco distributed in the Distribution to fail to be treated as qualified property pursuant to Section 355(e) of the Code, or (c) cause the Merger not to qualify under Section 368 of the Code. Spinco and Del Monte may also take any of the Prohibited Acts, subject to Section 4.4, with the consent of Heinz in its sole and absolute discretion. During the Restricted Period, Spinco shall provide all information reasonably requested by Heinz relating to any transaction involving an acquisition (directly or indirectly) of Spinco stock within the meaning of Section 355(e) of the Code.
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                  SECTION 4.4. Indemnification by Spinco. If Del Monte or Spinco
take any action or enter into any agreement to take any action, including any of the Prohibited Acts as defined in Section 4.3 of this Agreement, or if there is a breach by Del Monte or Spinco of Section 4.1 or Section 4.2 hereof, or if there is any direct or indirect acquisition of Spinco stock, and as a result (i) the Distribution shall fail to qualify under Section 355 of the Code, (ii) the stock of Spinco distributed in the Distribution shall fail to be treated as qualified property pursuant to Section 355(e) of the Code, (iii) the Debt Security fails to constitute a "security," in whole or in part, of Spinco under
Section 354, 355 or 361 of the Code by reason of any actual or deemed modification of any term, refinancing, actual or deemed exchange, assumption, prepayment of principal thereof, or by reason of a breach by Del Monte or Spinco of Section 4.2 hereof, (iv) the Contribution fails to qualify under Section 368 of the Code or Heinz recognizes any gain in connection with the Contribution, or
(v) the Merger fails to qualify as a reorganization under Section 368 of the Code, then Del Monte and Spinco shall indemnify and hold harmless Heinz against any and all Taxes imposed upon or incurred by Heinz (and any Taxes of Heinz shareholders to the extent Heinz is liable with respect to such Taxes, whether to a Taxing Authority, to a shareholder or to any other person) as a result, unless such Taxes would, in any event, have been imposed upon or incurred by Heinz without regard to such actions, breaches or events, as determined at such time. Heinz shall be indemnified and held harmless under this Section 4.4 without regard to whether an opinion or supplemental ruling pertaining to the action pursuant to Section 4.3 was obtained, and without regard to whether Heinz gave its consent to such action pursuant to Section 4.3 or otherwise.

                  SECTION 4.5.       Procedural Matters.

                  (a) Notice. If either Spinco or Heinz receives any written notice of deficiency, claim or adjustment or any other written communication from a Taxing Authority that may result in an Indemnified Liability, the Party receiving such notice or communication shall promptly give written notice thereof to the other Party, provided that any delay by Heinz in so notifying Spinco shall not relieve Spinco of any liability to Heinz hereunder except to the extent Spinco is materially and adversely prejudiced by such delay. Heinz undertakes and agrees that from and after such time as Heinz obtains knowledge that any representative of a Taxing Authority has begun to investigate or inquire into the Distribution (whether or not such investigation or inquiry is a formal or informal investigation or inquiry), Heinz shall (i) notify Spinco thereof, provided that any delay by Heinz in so notifying Spinco shall not relieve Spinco of any liability to Heinz hereunder except to the extent Spinco is materially and adversely prejudiced by such delay, (ii) consult with Spinco from time to time as to the conduct of such investigation or inquiry, (iii) provide Spinco with copies of all correspondence between Heinz or its representatives and such Taxing Authority or any representative thereof pertaining to such investigation or inquiry and (iv) cooperate with Spinco to permit a representative (reasonably satisfactory to Heinz) of Spinco to be present at (but not participate in, except as otherwise provided in Section 4.5(c) below) all meetings with such Taxing Authority or any representative thereof pertaining to such investigation or inquiry, provided, that any costs relating to Spinco's representation at such meetings shall be borne by Spinco.

                  (b) Written Acknowledgment. Promptly upon receipt of notice as provided in Section 4.5(a), Spinco shall confirm in writing to Heinz that the liability asserted in the notice of deficiency, claim or adjustment or other written communication would, if imposed upon or
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incurred by Heinz or its Subsidiaries, be an Indemnified Liability. If Spinco
believes in good faith that such liability may not be an Indemnified Liability, Spinco shall set forth in writing to Heinz the grounds for such belief.

                  (c) Tax Proceedings Controlled by Spinco. Any Proceeding that may result in an Indemnified Liability, which is acknowledged as such by Spinco pursuant to the first sentence of Section 4.5(b), shall be conducted in accordance with this Section 4.5(c).

                  (i) Promptly upon Spinco's written acknowledgment that the asserted liability is an Indemnified Liability pursuant to Section 4.5(b), Spinco may assume and direct the defense or settlement of the Proceeding, subject to the participation and consultation of Heinz, provided that, if Spinco fails to prosecute the Proceeding in a reasonably diligent manner, Heinz may (at Spinco's expense and subject to the provisions in Section 4.5(d)) assume and direct the defense or settlement of the Proceeding. If the Indemnified Liability is grouped with other unrelated asserted liabilities or issues in the Proceeding, Heinz and Spinco shall use their respective reasonable best efforts to cause the Indemnified Liability to be the subject of a separate Proceeding. If such severance is not possible, Spinco shall assume, direct and be responsible only for the matters relating to the Indemnified Liability and Heinz shall assume, direct and be responsible for all other matters.

                  (ii) Upon request, during the course of the Proceeding, Spinco shall from time to time furnish Heinz with evidence reasonably satisfactory to Heinz of its ability to pay the full amount of the Indemnified Liability. If at any time during such Proceeding, Heinz reasonably determines, after due investigation, that Spinco may not be able to pay the full amount of the Indemnified Liability, if required, then Spinco shall be required to furnish a guarantee or performance bond satisfactory to Heinz in an amount equal to the amount of the Indemnified Liability asserted by the Taxing Authority. If Spinco fails to furnish such guarantee or bond, Heinz may assume control of the Proceedings in accordance with Section 4.5(d).

                  (iii) Spinco shall pay all expenses directly related to the Indemnified Liability, including but not limited to reasonable fees for attorneys, accountants, expert witnesses or other consultants retained by it and, to the extent that any such expenses have been or are paid by Heinz or any of its Subsidiaries, Spinco shall promptly reimburse Heinz or such Subsidiary therefor.

                  (iv) Heinz shall, at Spinco's sole cost (including but not limited to any reasonable out-of-pocket costs incurred by Heinz), take such action as Spinco may reasonably request (including but not limited to the execution of powers of attorney for one or more persons designated by Spinco and the filing of a petition, complaint, amended Tax Return or claim for refund) in contesting the Indemnified Liability. Spinco shall, on a timely basis, keep Heinz informed of all developments in the Proceeding and provide Heinz with copies of all pleadings, briefs, orders, and other written papers pertaining thereto.

                  (v) Subject to satisfaction of the conditions herein set forth, Spinco may direct Heinz to settle the Indemnified Liability on such terms and for such amount as Spinco may direct. Heinz may condition such settlement on receipt, prior to the settlement, from Spinco of the indemnity payment with respect to the Indemnified Liability less any amounts to be paid directly by Spinco to the Taxing Authority. Spinco may direct Heinz, at Spinco's expense, to pay an asserted deficiency for the Indemnified Liability out of funds provided by Spinco, and to file a claim for refund. Heinz shall not pay (unless otherwise required by a proper notice of assessment and after prompt notification to Spinco of Heinz's receipt of notice and demand for payment) any portion of the Indemnified Liability without the written consent of Spinco, which shall not be unreasonably withheld.

                  (d) Tax Proceedings Controlled by Heinz. Should (i) Spinco not provide Heinz with the confirmation contemplated by the first sentence of
Section 4.5(b) within thirty (30) days following receipt of notice provided in
Section 4.5(a) or (ii), following such confirmation, should Spinco fail within thirty (30) days following request therefor to furnish to Heinz evidence of its ability to pay the full amount of the Indemnified Liability, or (iii) should Heinz reasonably believe after due investigation that Spinco may not be able to pay the full amount of the Indemnified Liability, if required, and Spinco fails to furnish a guarantee or performance bond satisfactory to Heinz in an amount equal to the amount of the Indemnified Liability then being asserted by the Taxing Authority, or (iv) should Spinco fail to prosecute the Proceeding in a reasonably diligent manner, then Heinz may assume control of the Proceeding upon the following terms: (1) Heinz will diligently defend against the claim of the Taxing Authority, including the pursuit of the appeal of any adverse determinations to the appropriate tribunal (unless advised in writing by independent outside counsel at Spinco's sole cost in its reasonable judgment that Heinz would not prevail upon any such appeal) and shall employ such resources, including independent counsel, in conducting such defense as are reasonably commensurate to the nature and magnitude of the claim; (2) Heinz will consult with Spinco as to the conduct of all Proceedings, will provide Spinco with copies of all protests, pleadings, briefs, filings, correspondence and similar materials relative to the Proceedings and will arrange for a representative of Spinco to be present at (but not to participate in) all meetings with the relevant Taxing Authority and all hearings before any court; and (3) Heinz will not settle, compromise or concede any claim that would result in an Indemnified Liability without Spinco's consent, not to be unreasonably withheld. Subject to the above, any such Proceeding shall be controlled and directed exclusively by Heinz and any related expenses incurred by any Member of the Heinz Group, including but not limited to, reasonable fees for attorneys, accountants, expert witnesses or other consultants directly related to the Indemnified Liability shall be reimbursed by Spinco, if Spinco admits or is found to have incorrectly failed to acknowledge the asserted liability as an Indemnified Liability as provided in Section 4.5(b); provided, however, that Heinz will not be required to pursue the claim in the federal district court, Court of Claims or any state court if as a prerequisite to such Court's jurisdiction, it is required to pay the asserted liability unless the funds necessary to invoke such jurisdiction are provided by Spinco at no cost to Heinz.

                  (e) Time and Manner of Payment. Unless otherwise agreed in writing, Spinco shall pay to Heinz the amount with respect to an Indemnified Liability (less any amount paid directly by Spinco to the Taxing Authority or made available to Heinz under Section 4.5(d)) at least two (2) Business Days prior to the date payment of the Indemnified Liability is to be made to the Taxing Authority. Such payment shall be paid by Spinco to Heinz by wire transfer of immediately available funds to an account designated by Heinz by written notice to Spinco prior to the due date of such payment. If Spinco delays making payment beyond the due date hereunder, Spinco shall pay interest to Heinz on the amount unpaid at the rate of the monthly average of the "prime rate" as published in the Wall Street Journal for each day and the actual number of days for which any amount due hereunder is unpaid; provided, however, that this provision for interest shall not be construed to give Spinco the right to defer payment beyond the due date hereunder.

                  (f) Refund of Amounts Paid by Spinco. Should Heinz or any other member of the Affiliated Group receive a refund in respect of amounts paid by Spinco to any Taxing Authority on Heinz's behalf or paid by Spinco to Heinz for payment to a Taxing Authority with respect to an Indemnified Liability, or should any such amounts that would otherwise be refundable to Heinz be applied or credited by the Taxing Authority to obligations of Heinz unrelated to an Indemnified Liability, then Heinz shall, promptly following receipt (or notification of credit), remit such refund (including any statutory interest that is included in such refund or credited amount) to Spinco.

                  (g) Transfer Taxes. Heinz shall bear any and all stamp, duty, transfer, sales and use or similar Taxes incurred in connection with the Contribution and Distribution.

                  (h) Cooperation. Subject to the provisions of Section 3.7, Heinz and Spinco shall reasonably cooperate with one another in a timely manner in any Proceeding involving any matter that may result in an Indemnified Liability. Heinz and Spinco agree that such cooperation shall include, without limitation, making available to the other Party, during normal business hours, all books, records and information, officers and employees (without substantial interruption of employment) necessary or useful in connection with any such judicial or administrative Proceeding. The Party requesting or otherwise entitled to any books, records, information, officers or employees pursuant to this Section 4.5(h) shall bear all reasonable out-of-pocket costs and expenses (except reimbursement of salaries, employee benefits and general overhead) incurred in connection with providing such books, records, information, officers or employees.

                  (i) Supplemental Rulings. Heinz shall provide Del Monte a copy of and an opportunity to comment upon any supplemental ruling sought from the Internal Revenue Service with respect to the Ruling and no supplemental ruling request shall be made without Del Monte's consent if such supplemental ruling would materially expand Spinco's indemnification obligations under Section 4.4.

                            ARTICLE V. MISCELLANEOUS

                  SECTION 5.1. Complete Agreement; Construction. This Agreement shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

                  SECTION 5.2. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by both Parties.

                  SECTION 5.3. Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Distribution Date.

                  SECTION 5.4. Joint and Several Liability of Del Monte. Following the Merger, Del Monte shall be joint and severally liable for any liability or obligation of Spinco under this Agreement.

                  SECTION 5.5. Notices. All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by voice or otherwise) to the Parties at the following addresses (or at such other addresses for a Party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

                  To Heinz:

                  H. J. Heinz Company
                  600 Grant Street, 60th Floor
                  Pittsburgh, Pennsylvania  15219
                  Attn:  General Counsel
                  Facsimile: (412) 456-6115

                  To Spinco:

                  SKF Foods Inc.
                  600 Grant Street, 60th Floor
                  Pittsburgh, Pennsylvania  15219
                  Attn:  Secretary
                  Facsimile: (412) 456-6115

                  To Del Monte:

                  Del Monte Foods Company
                  One Market @ The Landmark
                  San Francisco, California  94105
                  Attn:  Secretary
                  Facsimile: (415) 247-3263

                  SECTION 5.6. Waivers. The failure of any Party to require strict performance by the other Party of any provision in this Agreement will not waive or diminish that Party's right to demand strict performance thereafter of that or any other provision hereof.

                  SECTION 5.7. Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by the Parties hereto.

                  SECTION 5.8. Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party hereto without the prior written consent of the other Party hereto, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.

                  SECTION 5.9. Successors and Assigns. The provisions to this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

                  SECTION 5.10. Additional Members. Any new members of the Affiliated Group shall automatically become a Party to this Agreement upon becoming members.

                  SECTION 5.11. Third Party Beneficiaries. This Agreement is solely for the benefit of the Parties hereto and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

                  SECTION 5.12. Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

                  SECTION 5.13. Exhibits. The Exhibits to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

                  SECTION 5.14. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICTS OF LAW RULES.

                  SECTION 5.15. Consent to Jurisdiction. The Parties hereto hereby agree that the appropriate forum and venue for any disputes between any of the Parties hereto arising out of this Agreement shall be any state or federal court sitting in New York, New York and each of the Parties hereto hereby submits to the personal jurisdiction of any such court. The foregoing shall not limit the rights of any Party to obtain execution of judgment in any other jurisdiction.

                  SECTION 5.16. Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

                  [remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

                                                     H. J. HEINZ COMPANY


                                                     By: ______________________
                                                          Name:
                                                          Title:

                                                     SKF FOODS INC.

                                                     By: ______________________
                                                          Name:
                                                          Title:

                                                     DEL MONTE FOODS COMPANY

                                                     By: ______________________
                                                          Name:
                                                          Title: